EX - 77C



Meeting of Stockholders

On June 4, 2013, the Fund held its Annual Meeting of
Shareholders. David Dempsey was elected as a Director by the following votes: 3,650,434 For; 337,434 Abstaining. Peter
Hooper, Sean Hawkshaw and Margaret Duffy continue to serve in their capacities as Directors of the Fund.